# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IPG Photonics Corporation, CIK 0001111928
CUSIP: 44980X109
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 377 Simarano Drive, Marlborough, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 02/20/2025
Filed by CIK 0001508155
Persons authorized to receive notices and communications: Chip Martin, c/o IQ EQ Trust Company, U.S., LLC, 3 Executive Park Drive, Suite 302, Bedford, New Hampshire (NH), 03110, 603-219-0264

## Reporting persons
- Valentin Gapontsev Trust I (CIK 0001508155): type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); source of funds: other (OO); sole voting power 7,200,599; shared voting power 0; sole dispositive power 7,200,599; shared dispositive power 0; aggregate amount beneficially owned 7,200,599 (16.9% of the class)
- Lopresti Angelo P (CIK 0001378548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 82,188; shared voting power 8,703,210; sole dispositive power 82,188; shared dispositive power 8,703,210; aggregate amount beneficially owned 8,785,398 (20.6% of the class)
- Shcherbakov Eugene A (CIK 0001378544): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 7,037,491; shared voting power 8,703,210; sole dispositive power 7,037,491; shared dispositive power 8,703,210; aggregate amount beneficially owned 15,740,701 (36.9% of the class)
- IQ EQ Trust Company, U.S., LLC: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); source of funds: other (OO); sole voting power 298,638; shared voting power 8,703,210; sole dispositive power 298,638; shared dispositive power 8,703,210; aggregate amount beneficially owned 9,001,848 (21.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: IPG Photonics Corporation
Address of issuer's principal executive offices: 377 Simarano Drive, Marlborough, Massachusetts (MA), 01752
Comment:
Explanatory Note

This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons on December 21, 2010, as amended on January 24, 2011, May 23, 2011, December 17, 2012, November 1, 2021 and January 2, 2024 (as amended, the "Schedule 13D"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used but not defined herein have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On February 20, 2025, the Issuer and IQ EQ Trust Company, U.S., LLC, as trustee of The Valentin Gapontsev Trust I and The Valentin Gapontsev Trust III entered into a Registration Rights Letter pursuant to which the Issuer agreed to register for resale 1,890,000 shares of Common Stock held by The Valentin Gapontsev Trust I and 260,000 shares of Common Stock held by The Valentin Gapontsev Trust III. On February 20, 2025, the Issuer filed a registration statement and prospectus relating to the resale of such shares held by The Valentin Gapontsev Trust I and The Valentin Gapontsev Trust III. The Valentin Gapontsev Trust I and The Valentin Gapontsev Trust III may sell all or a portion of the shares offered in the registration statement from time to time, including by entering into one or more trading plans pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The percentages reported herein are based on 42,548,561 shares of Common Stock outstanding as of February 18, 2025, as reported in the Issuer's Form 10-K filed on February 20, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.2 Registration Rights Letter, dated as of February 20, 2025, by and between the Issuer and IQ EQ Trust Company, U.S., LLC, as trustee of The Valentin Gapontsev Trust I and The Valentin Gapontsev Trust III (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission on February 20, 2025).

## Signatures
- Valentin Gapontsev Trust I: /s/ Angelo P. Lopresti, /s/ Eugene Scherbakov, /s/ Christopher C. Martin, Angelo P. Lopresti, Trustee, Eugene Scherbakov, Trustee, and Christopher C. Martin, President of IQ EQ Trust Company, U.S., LLC (02/20/2025)
- Lopresti Angelo P: /s/ Angelo P. Lopresti, Angelo P. Lopresti (02/20/2025)
- Shcherbakov Eugene A: /s/ Eugene Scherbakov, Eugene Scherbakov (02/20/2025)
- IQ EQ Trust Company, U.S., LLC: /s/ Christopher C. Martin, Christopher C. Martin, President (02/20/2025)